787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 29, 2013

Via EDGAR

Laura Hatch

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Comments to Shareholder Reports of the registrants identified on Exhibit A (the “Registrants”)

Dear Ms. Hatch:

This letter responds to certain comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in telephone conversations on December 17, 2012 and January 18, 2013 regarding the responses of the Registrants contained in the letter to the Staff dated December 7, 2012 (the “Response Letter”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment.

Comment No. 1.	Certain Registrants have made return of capital distributions, which in some cases were significant. In the Response Letter, the Registrants informed the Staff in Response No. 27 that the distribution yields are included in the annual shareholder reports. The formula used to calculate the distribution yield in the Annual Report includes return of capital, however, return of capital should not be included in the calculation of the yield. In future reports, do not include return of capital when calculating the distribution yield. (e.g., BlackRock Enhanced Equity Dividend Trust (BDJ), BlackRock EcoSolutions Investment Trust (BQR), BlackRock Global Opportunities Equity Trust (BOE), BlackRock International Growth and Income Trust (BGY), BlackRock Real Asset Equity Trust (BCF) and BlackRock Resources & Commodities Strategy Trust (BCX).)
Response No. 1:	Pursuant to our conversation, the Registrants will revise all future shareholder reports to replace the term “Yield on Closing Market Price” with “Current

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January 29, 2013 Page 2

Distribution Rate on Closing Market Price.” The Registrants also will add footnote disclosure to the “Trust Summary” section of all future shareholder reports to clarify that the Current Distribution Rate consists of income, and, where applicable, net realized capital gains, and/or, tax return of capital. In all future annual reports, when disclosing the Current Distribution Rate, the Registrants will add a cross-reference to the “Financial Highlights” section for the actual sources and character of distributions. In all future semi-annual reports, when disclosing the Current Distribution Rate, the Registrants will add a cross-reference to the “Additional Information–Section 19(a) Notices” section for the estimated character of dividends measured for financial reporting purposes.

Comment No. 2.	For BlackRock Debt Strategies Fund, Inc., on the Statement of Operations, income tax is included in the “unrealized appreciation/depreciation on investments” line item. The Registrant informed the Staff in Response No. 25 of the Response Letter that income tax is not being shown as an expense on the Statement of Operations because it was deemed immaterial. The Staff notes that income tax for the Fund for the relevant period was 0.02%. The Staff is of the view that this amount should be included in the expense ratio. Please provide a restatement of the Financial Highlights reflecting the income tax in the expense ratio or explain why a restatement is not appropriate in this situation.
Response No. 2:	The suggested change to include income tax expense as a line item in the Statement of Operations and as a component of the expense ratio will be made in all future shareholder reports, effective with the BlackRock Debt Strategies Fund, Inc. annual report for the year ending February 28, 2013. In future shareholder reports, operating expense ratios from prior periods will be restated to reflect income tax expense, where applicable, for comparative purposes.
Comment No. 3.	The Staff disagrees with Registrant’s Response No. 31 in the Letter. The Staff believes that net expenses on the Registrant’s website should be calculated inclusive of interest expenses. If the Registrant wants to continue to show the net expenses exclusive of interest expense on its website, it should also include a ratio showing net expenses inclusive of interest expense.
Response No. 3:	Each Registrant will add the ratio of net operating expenses, inclusive of interest expense, to its website as soon as practicable.

* * * * * * * * * *

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledge that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrants’ documents.

January 29, 2013 Page 3

Should you have any questions concerning the above, please call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso, Esq.

cc: Ben Archibald, Esq., BlackRock Advisors, LLC

Appendix A: Funds examined:

Registrant	File #	Financial Statement Date	Prospectus Date
BBIF Government Securities Fund	811-21197	3/31/2012	7/26/2012
BBIF Tax-Exempt Fund	811-21198	3/31/2012	7/26/2012
BBIF Treasury Fund	811-21199	3/31/2012	7/26/2012
BIF Government Securities Fund	811-03205	3/31/2012	7/26/2012
BIF Money Fund	811-02752	3/31/2012	7/26/2012
BIF Multi-State Municipal Series Trust	811-05011	3/31/2012	7/27/2012
BIF Tax-Exempt Fund	811-03111	3/31/2012	7/26/2012
BIF Treasury Fund	811-06196	3/31/2012	7/26/2012
BlackRock Balanced Capital Fund, Inc.	811-02405	9/30/2011	1/27/2012
BlackRock Basic Value Fund, Inc.	811-02739	6/30/2011	10/28/2011
BlackRock Bond Allocation Target Shares	811-21457	3/31/2012	7/27/2012
BlackRock Bond Fund, Inc.	811-02857
BlackRock Total Return Fund	811-02857	9/30/2011	2/1/2012
BlackRock California Municipal 2018 Term Trust	811-10499	12/31/2011	NA
BlackRock California Municipal Income Trust	811-10331	7/31/2011	NA
Blackrock California Municipal Series Trust	811-04264
BlackRock California Municipal Bond	811-04264	5/31/2011	9/28/2011
BlackRock Capital Appreciation Fund, Inc.	811-06669	9/30/2011	1/27/2012
BlackRock Core Bond Trust	811-10543	8/31/2011	NA
BlackRock Corporate High Yield Fund, Inc.	811-07634	2/29/2012	NA
BlackRock Corporate High Yield Fund III, Inc.	811-08497	2/29/2012	NA
BlackRock Corporate High Yield Fund V, Inc.	811-10521	8/31/2011	NA
BlackRock Corporate High Yield Fund VI, Inc.	811-21318	8/31/2011	NA
BlackRock Credit Allocation Income Trust I, Inc.	811-21341	10/31/2011	NA
BlackRock Credit Allocation Income Trust III	811-21280	10/31/2011	NA
BlackRock Credit Allocation Income Trust IV	811-21972	10/31/2011	NA
BlackRock Credit Allocation Income Trust II, Inc.	811-21286	10/31/2011	NA
BlackRock Debt Strategies Fund	811-08603	2/29/2012	NA
BlackRock Defined Opportunity Credit Trust	811-22126	8/31/2011	NA
BlackRock Diversified Income Strategies Fund, Inc.	811-21637	8/31/2011	NA
BlackRock EcoSolutions Investment Trust	811-22082	10/31/2011	NA
BlackRock Emerging Markets Fund, Inc.	811-05723	10/31/2011	2/28/2012
BlackRock Energy and Resources Trust	811-21656	10/31/2011	NA
BlackRock Enhanced Capital and Income Fund, Inc.	811-21506	10/31/2011	NA
BlackRock Enhanced Equity Dividend Trust	811-21784	10/31/2011	NA
BlackRock Enhanced Government Fund, Inc.	811-21793	12/31/2011	NA
BlackRock Equity Dividend Fund	811-05178	7/31/2011	11/28/2011
BlackRock Equity Dividend Trust (N-8F)	811-21443	10/31/2011	NA
BlackRock EuroFund	811-04612	6/30/2011	10/28/2011
BlackRock Financial Institutions Series Trust	811-03189
BlackRock Summit Cash Reserves	811-03189	4/30/2012	8/28/2012
BlackRock Fixed Income Value Opportunities	811-22252	12/31/2011	NA
BlackRock Floating Rate Income Strategies Fund II, Inc.	811-21464	2/29/2012	NA
BlackRock Floating Rate Income Strategies Fund, Inc.	811-21413	8/31/2011	NA
BlackRock Floating Rate Income Trust	811-21566	10/31/2011	NA
BlackRock Florida Municipal 2020 Term Trust	811-21184	7/31/2011	NA
BlackRock Focus Growth Fund, Inc.	811-09651	8/31/2011	12/28/2011
BlackRock Focus Value Fund, Inc.	811-03450	6/30/2011	NA
BlackRock Focus Value Fund (N-8F)	811-03450	6/30/2011	NA
A-1

BlackRock Funds	811-05742
BlackRock All-Cap Energy & Resources Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Energy & Resources Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Exchange Portfolio	811-05742	12/31/2011	4/27/12
BlackRock Flexible Equity Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Global Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Health Sciences Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Index Equity Portfolio	811-05742	12/31/2011	4/27/12
BlackRock International Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Managed Volatility Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Mid-Cap Growth Equity Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock New Jersey Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock North Carolina Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Ohio Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Pennsylvania Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Science & Technology Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock Small Cap Growth Equity Portfolio	811-05742	9/30/2011	1/30/12
BlackRock U.S. Opportunities Portfolio	811-05742	9/30/2011	1/30/12
BlackRock U.S. Treasury Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Virginia Municipal Money Market Portfolio	811-05742	3/31/2012	7/27/12
BlackRock Funds II	811-22061
BlackRock Core Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Emerging Market Local Debt Portfolio	811-22061	12/31/2011	4/27/12
BlackRock Global Dividend Income Portfolio	811-22061	7/31/2011	11/28/11
BlackRock GNMA Portfolio	811-22061	9/30/2011	1/27/12
BlackRock High Yield Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Inflation Protected Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock International Bond Portfolio	811-22061	12/31/2011	4/27/12
BlackRock Long Duration Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Low Duration Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock LifePath Active 2015 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2020 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2025 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2030 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2035 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2040 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2045 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock LifePath Active 2050 Portfolio	811-22061	10/31/2011	2/28/12
BlackRock Strategic Income Opportunities Portfolio	811-22061	12/31/2011	4/27/12
BlackRock U.S. Government Bond Portfolio	811-22061	9/30/2011	1/27/12
BlackRock Funds III	811-07332	12/31/2011	4/30/2012
BlackRock ACWI ex-US Index Fund	811-07332	12/31/2011	4/30/2012
BlackRock Bond Index Fund	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Prime	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Treasury	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Government	811-07332	12/31/2011	4/30/2012
BlackRock Cash Funds: Institutional	811-07332	12/31/2011	4/30/2012
BlackRock CoreAlpha Bond Fund	811-07332	12/31/2011	4/30/2012
BlackRock Russell 1000 Index Fund	811-07332	12/31/2011	4/30/2012
BlackRock S&P 500 Stock Fund	811-07332	12/31/2011	4/30/2012
LifePath 2020 Portfolio	811-07332	12/31/2011	4/30/2012
A-2

LifePath 2025 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2030 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2035 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2040 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2045 Portfolio	811-07332	12/31/2011	4/30/2012
Lifepath 2050 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath 2055 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Retirement Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2020 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2025 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2030 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2035 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2040 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2045 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2050 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index 2055 Portfolio	811-07332	12/31/2011	4/30/2012
LifePath Index Retirement Portfolio	811-07332	12/31/2011	4/30/2012
BlackRock Global Allocation Fund, Inc.	811-05576	10/31/2011	2/28/2012
BlackRock Global Opportunities Equity Trust	811-21729	10/31/2011	NA
BlackRock Global SmallCap Fund, Inc.	811-07171	6/30/2011	10/28/2011
BlackRock Health Sciences Trust	811-21702	10/31/2011	NA
BlackRock Healthcare Fund, Inc. (N-8F)	811-03595
BlackRock High Income Shares	811-05495	8/31/2011	NA
BlackRock High Yield Trust	811-08991	8/31/2011	NA
BlackRock Income Opportunity Trust Inc.	811-06443	8/31/2011	NA
BlackRock Income Trust Inc.	811-05542	8/31/2011	NA
BlackRock Index Funds, Inc.	811-07899	12/31/2011	4/27/2012
BlackRock International Growth and Income Trust	811-22032	10/31/2011	NA
BlackRock International Value Trust (N-8F)	811-04182
BlackRock International Value Fund	811-04182	6/30/2011	NA
BlackRock Investment Quality Municipal Trust, Inc. (BKN)	811-07354	4/30/2012	NA
BlackRock Large Cap Series Funds, Inc.	811-09637	9/30/2011	1/27/2012
BlackRock Latin American Fund, Inc.	811-06349	10/31/2011	2/28/2012
BlackRock Limited Duration Income Trust	811-21349	8/31/2011	NA
BlackRock Liquidity Funds	811-02354	10/31/2011	2/28/2012
BlackRock Long-Horizon Equity Fund	811-21759	10/31/2011	2/28/2012
BlackRock Long-Term Municipal Advantage Trust	811-21835	4/30/2012	NA
BlackRock Maryland Municipal Bond Trust	811-21051	8/31/2011	NA
BlackRock Master LLC	811-09049
BlackRock Master International Portfolio	811-09049	10/31/2011	2/28/2012
BlackRock Master Small Cap Growth Portfolio	811-09049	5/31/2012	9/28/2011
BlackRock Mid Cap Value Opportunities Series Inc.	811-07177	1/31/2012	5/30/2012
BlackRock Municipal Bond Fund, Inc.	811-02688
BlackRock High Yield Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock National Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock Short-Term Municipal Fund	811-02688	6/30/2011	10/28/2011
BlackRock Municipal Series Trust	811-04802
BlackRock Intermediate Municipal Fund	811-04802	5/31/2011	9/28/2011
BlackRock Value Opportunities Fund, Inc.	811-02809	3/31/2012	7/27/2012
BlackRock Natural Resources Trust	811-04282	7/31/2011	11/28/2011
BlackRock Multi-State Municipal Series Trust	811-04375
BlackRock New Jersey Municipal Bond Fund	811-04375	5/31/2011	9/28/2011
A-3

BlackRock New York Municipal Bond Fund	811-04375	6/30/2011	10/28/2011
BlackRock Pennsylvania Municipal Bond Fund	811-04375	5/31/2011	9/28/2011
BlackRock Muni Intermediate Duration Fund, Inc.	811-21348	4/30/2012	NA
BlackRock Muni New York Intermediate Duration Fund, Inc.	811-21346	7/31/2011	NA
BlackRock MuniAssets Fund, Inc.	811-07642	4/30/2012	NA
BlackRock Municipal 2018 Term Trust	811-10501	12/31/2011	NA
BlackRock Municipal 2020 Term Trust	811-21181	4/30/2012	NA
BlackRock Municipal Bond Investment Trust	811-21054	8/31/2011	NA
BlackRock Municipal Bond Trust	811-21036	8/31/2011	NA
BlackRock Municipal Income Investment Quality Trust	811-21180	8/31/2011	NA
BlackRock Municipal Income Investment Trust (BBF)	811-10333	7/31/2011	NA
BlackRock Municipal Income Trust	811-10339	4/30/2012	NA
BlackRock Municipal Income Trust II	811-21126	8/31/2011	NA
BlackRock MuniEnhanced Fund, Inc.	811-05739	4/30/2012	NA
BlackRock MuniHoldings California Quality Fund, Inc.	811-08573	7/31/2011	NA
BlackRock MuniHoldings Fund, Inc.	811-08081	4/30/2012	NA
BlackRock MuniHoldings Fund II, Inc.	811-08215	4/30/2012	NA
Blackrock MuniHoldings Investment Quality Fund	811-08349	8/31/2011	NA
BlackRock MuniHoldings New Jersey Quality Fund, Inc.	811-08217	7/31/2011	NA
BlackRock MuniHoldings New York Quality Fund, Inc.	811-08217	8/31/2011	NA
BlackRock MuniHoldings Quality Fund, Inc.	811-08707	4/30/2012	NA
BlackRock MuniHoldings Quality Fund II, Inc.	811-09191	7/31/2011	NA
BlackRock MuniVest Fund, Inc.	811-05611	8/31/2011	NA
BlackRock MuniVest Fund II, Inc.	811-07478	4/30/2012	NA
BlackRock MuniYield Arizona Fund, Inc.	811-07083	7/31/2011	NA
BlackRock MuniYield California Fund, Inc.	811-06499	7/31/2011	NA
BlackRock MuniYield California Quality Fund, Inc.	811-06692	7/31/2011	NA
BlackRock MuniYield Fund, Inc.	811-06414	4/30/2012	NA
BlackRock MuniYield Investment Fund	811-06502	7/31/2011	NA
BlackRock MuniYield Investment Quality Fund	811-07156	7/31/2011	NA
BlackRock MuniYield Michigan Quality Fund II, Inc.	811-06501	7/31/2011	NA
BlackRock MuniYield Michigan Quality Fund, Inc.	811-07080	7/31/2011	NA
BlackRock MuniYield New Jersey Fund, Inc.	811-06570	7/31/2011	NA
BlackRock MuniYield New Jersey Quality Fund, Inc.	811-07138	7/31/2011	NA
BlackRock MuniYield New York Quality Fund, Inc.	811-06500	7/31/2011	NA
BlackRock MuniYield Pennsylvania Quality Fund	811-07136	7/31/2011	NA
BlackRock MuniYield Quality Fund, Inc.	811-06660
BlackRock MuniYield Quality Fund	811-06660	4/30/2012	NA
BlackRock MuniYield Quality Fund II	811-06660	4/30/2012	NA
BlackRock MuniYield Quality Fund III, Inc.	811-06540	7/31/2011	NA
BlackRock New Jersey Investment Quality Municipal Trust, Inc. (N-8F)	811-07670	7/31/2011	NA
BlackRock New Jersey Municipal Bond Trust	811-21050	8/31/2011	NA
BlackRock New Jersey Municipal Income Trust	811-10335	7/31/2011	NA
BlackRock New York Investment Quality Municipal	811-07672	7/31/2011	NA
BlackRock New York Municipal 2018 Term Trust	811-10503	12/31/2011	NA
BlackRock New York Municipal Bond Trust	811-21037	8/31/2011	NA
BlackRock New York Municipal Income Quality Trust, Inc. (N-8F)	811-21179	8/31/2011	NA
BlackRock New York Municipal Income Trust	811-10337	7/31/2011	NA
BlackRock New York Municipal Income Trust II	811-21124	8/31/2011	NA
BlackRock Pacific Fund, Inc.	811-02661	12/31/2011	4/26/2012
BlackRock Pennsylvania Strategic Municipal Trust	811-09417	4/30/2012	NA
BlackRock Real Asset Equity Trust	811-21931	10/31/2011	NA
A-4

BlackRock Resources & Commodity Strategy Trust	811-22501	10/31/2011	NA
BlackRock Senior High Income Fund	811-07456	2/29/2012	NA
BlackRock Series, Inc.	811-08797
BlackRock International Fund	811-08797	10/31/2011	2/28/2012
BlackRock Small Cap Growth Fund II	811-08797	5/31/2012	9/28/2011
BlackRock S&P Quality Rankings Global Equity Managed Trust	811-21522	10/31/2011	NA
BlackRock Strategic Bond Trust	811-10635	8/31/2011	NA
BlackRock Strategic Equity Dividend Trust (N-8F)	811-21493	10/31/2011	NA
BlackRock Strategic Municipal Trust	811-09401	4/30/2012	NA
BlackRock Utilities and Telecommunications Fund, Inc. (N-8F)	811-06180	7/31/2011	11/28/2011
BlackRock Virginia Municipal Bond Trust	811-21053	8/31/2011	NA
BlackRock World Income Fund, Inc.	811-05603	12/31/2011	4/27/2012
FDP Series, Inc.	811-21744	5/31/2012	9/28/2011
Master Government Securities LLC	811-21300	3/31/2012	7/26/2012
Master Money LLC	811-21299	3/31/2012	7/26/2012
Master Tax-Exempt LLC	811-21301	3/31/2012	7/26/2012
Master Total Return Portfolio of Master Bond LLC	811-21434	9/30/2011	2/1/2012
Master Treasury LLC	811-21298	3/31/2012	7/26/2012
Master Value Opportunities LLC	811-10095	3/31/2012	7/27/2012
Quantitative Master Series LLC	811-07885	12/31/2011	4/27/2012
Ready Assets U.S. Treasury Money Fund	811-06211	4/30/2012	8/28/2012
Ready Assets U.S.A. Government Money Fund	811-03534	4/30/2012	8/28/2012
A-5